CONFIDENTIAL TREATMENT REQUESTED BY BEIGENE, LTD.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED ELECTRONIC SUBMISSION FOR EASE OF IDENTIFICATION.

December 17, 2021

By EDGAR Submission and Secure File Transfer Process

U.S. Securities and Exchange Commission Division of Corporation Finance, Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Margaret Schwartz and Mr. Christopher Edwards
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 25, 2021
File No. 001-37686

Dear Ms. Schwartz and Mr. Edwards:

    BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K filed on February 25, 2021 (the “2020 Annual Report”), as set forth in your letter dated November 22, 2021 addressed to the Company (the “Comment Letter”). For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are defined in the 2020 Annual Report.

1.We note your response to our prior comment number 1. As it relates to providing tailored disclosure, please explain in greater detail how the nature of your business supports your conclusion that pending or existing climate change-related legislation, regulations, and international accords will not have a material impact and the process through which existing or pending climate change-related legislation, regulations and international accords are evaluated. In addition, tell us how you considered addressing difficulties in assessing the timing and effect of pending legislation or regulation.

RESPONSE: The Company acknowledges the Staff’s comment and respectively advise the Staff that based on our assessment, we believe that both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Specifically, we considered governmental greenhouse gas emission initiatives that include, among others, the December 2015 Paris Agreement, which was the outcome of the 21st session of the Conference of the Parties under the United Nations Framework Convention on Climate Change. The Paris Agreement, which was signed by nearly 200 nations, including the United States, Canada, and China, entered into force in late 2016 and sets out a goal of limiting the average rise in temperatures for this century to below 2 degrees Celsius. Each signatory is expected to develop its own plan (referred to as a Nationally Determined Contribution) for reaching that goal.

In the U.S., there currently is little action on climate change policy at the Congressional level, but such policy is being actively conducted by the Executive Branch – by the U.S. Environmental Protection Agency under the auspices of the Clean Air Act of 1963, as amended. In addition, climate change policy is being pursued through various initiatives by several U.S. states. In other countries, significant efforts include the national cap-and-trade systems of Australia and New Zealand, carbon tax programs in various European and Scandinavian countries, a carbon tax introduced in the Canadian province of British Columbia, the cap-and-trade program to reduce greenhouse gas emissions by the nations involved in the European Union’s Emissions Trading Scheme, a pilot cap-and-trade scheme in seven cities in China, and a range of efforts undertaken by nations that have signed on to the Kyoto Protocol and the Paris Agreement. The policies span a range of regulatory approaches, including technology mandates, performance standards, emissions pricing, and reporting of greenhouse gas emissions.

Our manufacturing processes require that we purchase significant quantities of energy from third parties, which results in the generation of greenhouse gases, either directly on-site or indirectly at electric utilities. While we believe that existing and proposed legislative efforts to control or limit greenhouse gas emissions could affect our energy source and supply choices as well as increase the cost of energy and raw materials derived from sources that generate greenhouse gas emissions, we do not believe these are material to our business. Specifically, during the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on energy source, including water, electricity, gas and steam, which the Company does not consider material. We had no material capital costs related to compliance with climate change during the years ended December 31, 2020 and 2019. To the extent these costs become material to an understanding of the Company in the future, we will include such disclosure in our filings.

It is possible that future legislation or regulation addressing climate change, including in response to the Paris Agreement or any new international agreements, could adversely affect our operating activities, energy, raw material and transportation costs, results of operations, liquidity or capital resources, and these effects could be material or adversely impact our competitive advantage. At the present time, we cannot predict the prospective impact of these future legislation or regulation addressing climate change on our results of operations, liquidity or capital resources, or whether any such effects could be material to us. However, we are confident we will continue to make progress on our ambitions, as disclosed in our annual ESG Report, and to regularly and systemically engage with our stakeholders and report on goals and ambitions in our future annual ESG Reports. In addition, we continue to integrate climate change considerations into our ongoing business planning, and in 2022, we plan to engage a third-party consultant to help us conduct a climate-specific risk assessment, following the Task Force on Climate-related Financial Disclosures (“TCFD”) framework. To the extent our climate-related risk assessments become material to an understanding of the Company’s results of operations and financial condition in the future, we will include such disclosure in our SEC filings.

2.We note your response to our prior comment number 3, which states that based on the nature of your operations you have not identified potential direct or indirect consequences of climate change that have had or would have a material effect on your financial condition or results of operations. Please describe how you concluded the indirect consequences you considered in your analysis were not material, including by describing the nature of your operations. Your response should address each of the items from our prior comment.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to potential indirect consequences of climate change on our financial conditions and results of operations, we considered whether any the following have had a material impact:

a)decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

b)increased demand for goods that result in lower emissions than competing products;

c)increased competition to develop innovative new products that result in lower emissions; and

d)any anticipated climate-related reputational risks resulting from operations or products that we sell.

As further discussed below, based on the nature of our operations as a global biotechnology company focused on discovering, developing, manufacturing, and commercializing innovative and affordable medicines to improve treatment outcomes and access for patients worldwide, we have not identified potential direct or indirect consequences of climate change that have had or would have a material effect on our financial condition or results of operations. However, we are committed to reducing our carbon emissions as reported in our annual ESG Report and will continue to monitor for future indirect consequences and will disclose relevant information, if material. To this end, early this year, we hired a Senior Director, Global Reputation and ESG Lead to help us develop and implement a global ESG strategy including a climate action plan. Additionally, in 2022, we plan to engage a third-party consulting firm to, among other things:

•Measure and analyze BeiGene’s global Scope 1 and 2 energy, greenhouse gas emissions, water, waste, and packaging footprint from offices, distribution centers, research and development laboratories, and manufacturing facilities for fiscal year 2022, which will establish a baseline year for the Company’s global emissions and footprint;

•Conduct an assessment of Scope 3 emissions to determine areas of material emissions and inform future efforts on reducing greenhouse gas emissions and footprint;

•Develop a comprehensive global carbon reduction strategy, including forward-looking targets; and

•Assess climate-related risks and opportunities using the TCFD framework.

We will provide the result of these assessments in our future annual ESG Reports. To the extent any of the assessments are material to an understanding of the Company’s business, financial condition or results of operations, we will include relevant disclosure in our future SEC filings.

Decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

Annual disclosure of our Scope 1 and Scope 2 GHG emissions for certain facilities, as well as other related data, can be found in our annual ESG Report. Our 2018 data covers major operations in China, including our Beijing laboratory, Beijing office building, Suzhou factory and Suzhou office building for the period from January 1, 2018 to December 31, 2018. Other small offices in China, overseas offices and facilities under construction are not included. Our 2019 ESG Report covers the major operations of BeiGene, including our Beijing R&D center, Suzhou and Guangzhou plants, all office buildings located in China and an office in the United States for the period from January 1, 2019 to December 31, 2019. Our 2020 ESG Report covers the major operations of BeiGene, including our Beijing and Shanghai R&D centers, Suzhou and Guangzhou manufacturing facilities, all office buildings located in China, and the Cambridge office in the United States for the period from January 1, 2020 to December 31, 2020.

As we noted in our response to comment 1, our manufacturing processes require that we purchase significant quantities of energy from third parties, which results in the generation of greenhouse gases. During the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on energy sources. Additionally, our manufacturing processes also result in greenhouse gas emissions from certain chemical reactions necessary to manufacture our clinical-stage and commercial drug products as well as the handling of waste. During the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on the handling of waste and hazardous materials. The Company does not consider these costs material.

With respect to transportation, goods and services that produce significant greenhouse gas emissions or those related to carbon-based energy sources primarily come from burning fossil fuel for vehicles we rent and use commercially. During the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on rental vehicles, which the Company does not consider material.

Given the nature of our operations, any decreased demand for goods or services that produce significant greenhouse gas emissions resulting from any effect of carbon pricing, diesel and petrol vehicle restrictions, and higher costs of energy have not had any material impact on the Company, as discussed above.

Increased demand for goods that result in lower emissions than competing products

Given the nature of our operations as a global biotechnology company focused on discovering, developing, manufacturing, and commercializing innovative and affordable medicines to improve treatment outcomes and access for patients worldwide, the increased demand for goods that result in lower emissions than competing products have not had any material impact on the Company and will not be material for fiscal years 2021 and 2022, respectively. As disclosed in our 2020 ESG Report, the Company has been investing in energy management projects, which cut operating costs and contribution to global energy reduction. As noted in our response letter dated October 29, 2021, during the year ended December 31, 2019 and December 31, 2020, the Company incurred approximately $[****] and $[****] on capital expenditures for climate-related projects. We estimate that our capital expenditures for climate-related projects will be approximately $[****] and $[****] and not be material for fiscal years 2021 and 2022, respectively.

Additionally, during the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on electricity and steam, a portion of which include renewal energy. Similarly, during the year ended December 31, 2019 and December 31, 2020, the Company spent approximately $[****] and $[****], respectively, on handling waste. Further, the Company estimates that it will spend approximately $[****] and $[****] on its recycling policy in fiscal years 2021 and 2022, respectively. The Company does not consider these costs material.

Increased competition to develop innovative new products that result in lower emissions

Based on the nature of our operations as a global biotechnology company focused on discovering, developing, manufacturing, and commercializing innovative and affordable medicines to improve treatment outcomes and access for patients worldwide, we have not experienced any increased competition to develop innovative new products that result in lower emissions. Our research organization has delivered ten molecules into the clinic in our first ten years, including our two lead commercial medicines, BRUKINSA®, a small molecule inhibitor of Bruton’s Tyrosine Kinase for the treatment of various blood cancers, and tislelizumab, an anti-PD-1 antibody immunotherapy for the treatment of various solid tumor and blood cancers. We have received regulatory approvals to market BRUKINSA® in the world’s three largest pharmaceutical markets, the United States, China and the European Union, and tislelizumab in China, with an established, science-based commercial organization.

We have built state-of-the-art biologic and small molecule manufacturing facilities in China to support the potential future demand of our products, and we also work with high quality contract manufacturing organizations to manufacture our internally developed clinical and commercial products. We follow strict quality control standards in testing, manufacturing, packaging, storage, and distribution of our medicines and are committed to maintaining high standards on safety and product quality. Our research laboratories and manufacturing facilities are currently located solely in China, with our operations in the United States, Europe, Australia and other locations around the world conducted from rented, commercially available office space. However, we recently announced that we have acquired a 42-acre site at the Princeton West Innovation Campus in Hopewell, N.J. and plan to build a new state-of-the-art manufacturing campus and clinical R&D center there.

Any anticipated climate-related reputational risks resulting from operations or products that we sell

Since 2018, we have conducted an annual materiality assessment to identify the ESG issues most important to our stakeholders and business. These assessments are reviewed annually and published in our 2018 annual report as well as our 2019 and 2020 ESG reports, including disclosure of our energy use, greenhouse gas emissions, water consumption, waste, and packaging use across some of our sites. Our 2018 data covers major operations in China, including our Beijing laboratory, Beijing office building, Suzhou factory and Suzhou office building for the period from January 1, 2018 to December 31, 2018. Other small offices in China, overseas offices and facilities under construction are not included. Our 2019 ESG Report covers the major operations of BeiGene, including our Beijing R&D center, Suzhou and Guangzhou plants, all office buildings located in China and an office in the United States for the period from January 1, 2019 to December 31, 2019. Our 2020 ESG Report covers the major operations of BeiGene, including our Beijing and Shanghai R&D centers, Suzhou and Guangzhou manufacturing facilities, all office buildings located in China, and the Cambridge office in the United States for the period from January 1, 2020 to December 31, 2020. We expect to report Scope 1 and 2 GHG emissions as well as water consumption, waste and packaging use for all of our facilities in our 2021 ESG Report.

To date, we have not observed any impact on the Company’s reputation from this publicly available data nor based on our results of operations and product revenue as discussed in the Company’s annual report on Form 10-K and quarterly reports on Form 10-Q. Additionally, our stock price has steadily increased from $100.81 per share on January 2, 2018 to $314.14 per share on December 4, 2021.

We began generating product revenue in September 2017 through our in-license agreement with BMS to distribute the approved cancer therapies REVLIMID®, VIDAZA®, and ABRAXANE® in China. Following approval from the FDA in November 2019, we launched our first internally developed medicine, BRUKINSA®, in the United States. We launched our second internally developed medicine, tislelizumab, in China in March 2020 and in June 2020, we launched BRUKINSA® in China. We currently have 12 internally developed and in-licensed medicines that are approved for use in China. With our first approval in the European Union in November 2021, BRUKINSA is now approved in the United States, China, the European Union and nine other countries and regions.

3.We note your response to our prior comment number 4, which states that you have not had material weather-related damages to your property or operations or any material impacts on the cost or availability of insurance. Provide us with an analysis supporting these statements, including quantitative information.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it included new risk factor disclosure on page 92 of its most recent quarterly report on Form 10-Q, filed on November 4, 2021, which discusses the typhoon that hit the Company’s Guangzhou manufacturing facility in 2019. The typhoon did not cause material damage to the facility. However, the boundary area and the adjacent land were flooded, causing a power outage for a few days. Afterwards, we built a gutter along the boundary and installed waterproof electricity cables to fortify the facility and to help prevent future interruptions. The installation fees were approximately $[****], which the Company does not consider material.

In addition, our risk factor disclosure states that we do not maintain any insurance other than property insurance for some of our buildings, vehicles and equipment. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources. Our production process requires a continuous supply of electricity. We have encountered power shortages historically in China due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Longer interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

In fiscal years 2019 and 2020, the cost of our property insurance was $[****] and $[****], respectively, which the Company does not consider material. To the extent these costs become material to an understanding of the Company’s business, results of operations and financial condition in the future, we will include such disclosure in our SEC filings.

4.We note your response to our prior comment number 5. Please tell us about the transition risks evaluated in preparing your response to prior comment number 5, including the items noted in our prior comment. Please also provide support for why you believe the effects of transition risks will not be material. Include information in your response explaining how your efforts to reduce the energy and carbon footprint of your operations address specific transition risks related to climate change that may affect you.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in preparing our response, we considered transition risks related to policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes that may affect our business as a result of climate change. Given the nature of our operations as a as a global biotechnology company focused on discovering, developing, manufacturing, and commercializing innovative and affordable medicines to improve treatment outcomes and access for patients worldwide, we do not believe that these risks are material to our business, results of operations or financial condition.

Nonetheless, as part of our continuing ESG efforts, in 2022, we plan to engage a third-party consultant to help us conduct a climate-specific risk assessment, following the TCFD framework. Annual disclosure of our Scope 1 and Scope 2 GHG emissions, as well as data and performance details, can be found in our annual ESG Report. For example, the environmental data on page 34 of our 2020 ESG Report covers the major operations of BeiGene, including our Beijing and Shanghai R&D centers, Suzhou and Guangzhou manufacturing facilities, all office buildings located in China, and the Cambridge office in the United States for the period from January 1, 2020 to December 31, 2020. Our Shanghai R&D center was put into service on November 20, 2020, so its data only covers the period from November to December 2020. We expect to report Scope 1 and 2 greenhouse gas emissions as well as water consumption, waste and packaging use for all of our facilities in our 2021 ESG Report that will be published in 2022.

Based on the assessment of our environmental performance, we have already begun efforts to reduce energy used in our operations. As we scale our production capacity, we understand the importance of designing our facilities and manufacturing processes to be as efficient as possible. In our manufacturing facilities in Suzhou and Guangzhou, we utilize a comprehensive environmental management system aligned with ISO 14001 standards.

Further, as our company grows, we are investing in new manufacturing facilities to meet anticipated demand. In 2020, energy use, greenhouse gas emissions, water consumption, and waste increased due to the construction of our Guangzhou plant. Across our manufacturing footprint, we have undertaken a number of upgrades to improve efficiency. For example, in 2019 at our Suzhou plant we introduced:

•A centrifugal variable frequency chiller that automatically adjusts load to meet operational requirements, resulting in a roughly 10% energy savings;

•An upgraded condensate water cooling control system, saving around 3,500 tonnes of water per year; and

•The reuse of purified run-off drainage as cooling water in lieu of municipal water for the cooling condensate system, saving about 17,000 tonnes of water per year.

In 2020, we upgraded to a more efficient steam trap, saving about 800 tonnes of steam per year and re-classified wasted print packing material to non-hazardous waste. In the Guangzhou plant, we cut the production time of a batch of biologics from seven to four days while doubling yields from each batch. In addition to increasing production capacity, these changes are estimated to have reduced water use and waste generation by more than 50% annually. We are also building a high-density warehouse with two-and-a half times the storage capacity of our previous warehouse, reducing electricity costs for temperature control by about 55%.

To the extent that there may be transition risks related to policy and regulatory changes that could impose operational and compliance burdens, technological changes, and transition to lower emissions technology on our Company, we believe our efforts to reduce the energy and carbon footprint of our operations will help us to address such risks. As discussed in our response letter dated October 29, 2021, none of our efforts to improve the energy and carbon footprint of our operations have materially impacted the Company’s business, financial condition, or results of operations.

In order to continue to monitor transition risks related to climate change, we plan to engage a third-party consultant to help us conduct a climate-specific risk assessment, following the TCFD framework. We will provide the result of our scenario analysis in future annual ESG Reports. To the extent any of the scenarios present transition risks that are material to an understanding of the Company’s business, results of operations or financial condition, we will include relevant disclosure in our future SEC filings.
***

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact the undersigned (scott.samuels@beigene.com or 857-327-8286).

Sincerely,

/s/ Scott A. Samuels______________________
Scott A. Samuels
Senior Vice President, General Counsel

Enclosures

cc:    Julia Wang, Chief Financial Officer, BeiGene, Ltd.
    Edwin O’Connor, Goodwin Procter LLP
    Folake Ayoola, Goodwin Procter LLP